U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

                          ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release dated September 8, 2005	4
2.	Press Release dated September 12, 2005	5

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated: September 13, 2005                                 By:   /s/  W. Shaun  Jackson
                                                                             W. Shaun Jackson
                                                                             Executive Vice President and
                                                                             Chief Financial Officer

PRELIMINARY LOSS ESTIMATES ON AUGUST STORM ACTIVITY

Toronto, Ontario (September 8, 2005) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) announces preliminary estimates of aggregate net losses due to Hurricane Katrina and storm activity in southern Ontario in late August. (Note: All dollar amounts in this press release are expressed in Canadian dollars unless otherwise indicated.)

Hurricane Katrina

Due to the magnitude of the storm damage and disruption, Kingsway has received very little actual claim notification. We anticipate that gross losses from the storm will fall well within the limits of our Catastrophe reinsurance protection which will limit our net loss (before taxes) to U$2 million.

Our subsidiary, Southern United Fire Insurance Company, located in Mobile, Alabama, reports that the office is undamaged and open for business to assist clients in recovering from this tragedy. We are thankful that all of our Kingsway staff located in the storm zone have been accounted for.

Southern Ontario Storm

The August 19th storm has resulted in numerous claims and our preliminary gross loss estimate (before taxes) is in the $2.5 to $3.5 million range. Our maximum possible exposure as a result of this storm is $5 million.

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the sixth largest non-standard automobile insurer in North America according to A.M.Best. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through ten wholly-owned insurance subsidiaries in Canada and the U.S.. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” (stable) by Standard and Poor’s and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY ANNOUNCES ACQUISITION OF HI HOLDINGS

Toronto, Ontario (September 12, 2005) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced that it has reached a definitive agreement to acquire HI Holdings, Inc. (HI). The transaction includes HI’s wholly owned Zephyr Insurance Company Inc. (Zephyr). HI and Zephyr were formed in 2000 by its current shareholders that include Everest Reinsurance Company, Guy Carpenter & Company, Inc., Hannover Ruckversicherung AG, and Island Holdings, Inc. Subject to regulatory approval, HI and Kingsway expect the sale to close in the fourth quarter of this year. Philo Smith & Co. acted as financial advisor to HI.

“We are extremely pleased with the acquisition of Zephyr Insurance Company,” said Bill Star, President & Chief Executive Officer of Kingsway Financial Services, Inc. “This transaction is consistent with our niche business strategy and our interest in acquiring profitable businesses that provide geographic and product diversification. Zephyr is a well run organization and we look forward to the company’s continued success as part of Kingsway.”

HI Chairman Paul Picardo said, “This is a successful outcome for all parties. Zephyr has developed into the market leader in its business, while serving the needs of the Hawaii community. Kingsway’s specialty business focus and long term commitment to the insurance business, align Zephyr with excellent owners. We wish Zephyr’s President Richard Toyama and his team success as they transition to Kingsway.”

Zephyr is the leading provider of residential hurricane insurance coverage in the State of Hawaii. For the first six months of 2005, Zephyr generated Gross Premiums Written of U$24 million and is projected to write approximately U$50 million in Gross Premiums Written for 2005. Kingsway currently operates in the State of Hawaii through Lincoln General Insurance Company, and American Service Insurance Company is also licenced to transact business in the State.

Conference Call

The Company will be holding a conference call today at 5:00pm (EDT). The call may be accessed by telephone at 1-800-814-4890. A rebroadcast of the conference call will also be available until midnight on September 19, 2005 by dialing 1-877-289-8525, passcode 21152233#.

....more

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the sixth largest non-standard automobile insurer in North America according to A.M.Best. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through ten wholly-owned insurance subsidiaries in Canada and the U.S.. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-"(stable) by Standard and Poor’s and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com